UNITED FINANCIAL BANCORP, INC.
45 Glastonbury Blvd.
Glastonbury, CT 06033

January 20, 2017

Dear Ms. Sullivan:

We have reviewed the comments on the United Financial Bancorp, Inc.'s. Annual Report on Form 10-K for the fiscal year ended December 31, 2015, Form 10-Q for the Quarterly Period Ended September 30, 2016 and the Form 8-K filed on November 18, 2016 provided to William H.W. Crawford, IV, Chief Executive Officer of United Financial Bancorp, Inc. in your letter dated December 14, 2016.  We appreciate your comments and respectfully submit our responses for your review.  Our responses are aligned with the sequential numbering of the comments in your letter dated December 14, 2016.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 6. Selected Financial Data, page 31
1.
We note your definition of the efficiency ratio in footnote (3) to the table. In future filings, please clearly label this metric as a non-GAAP measure, provide the related calculation of this metric, and provide an explanation as to how management uses this non-GAAP measure. Refer to Item 10(e) of Regulation S-K.

Response:

We will provide the information requested beginning with our Form 10-K for fiscal year ending December 31, 2016. In the Form 10-K, Item 6 Selected Financial Ratios table for the fiscal year ending December 31, 2016, (page 31 of the 2015 10-K) we will revise footnote (3) to the following: "The efficiency ratio is a non-GAAP measure. See page xx for the related ratio calculation and a reconciliation of GAAP to non-GAAP financial measures."

Please see Attachment 1 to this letter for United Financial Bancorp, Inc.'s ("the Company") presentation of the calculation of the efficiency ratio in future filings. The efficiency ratio is used as a common measure by banks as a comparable metric to understand the Company's expense structure relative to its total revenue; in other words, for every dollar of total revenue we recognize, how much of that dollar is expended. In order to improve the comparability of the ratio to our peers, we remove non-core items. To improve transparency, and acknowledging that banks are not consistent in their definition of the efficiency ratio, as indicated previously, we will include our calculation of this non-GAAP measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

Non-GAAP Financial Measures, page 40

2.
We note that in your adjustment to net interest income you exclude the accretion of the loan mark, the accretion of the deposit mark, and the accretion of the borrowings mark. Additionally, in your adjustment to non-interest expense, you exclude the amortization of the fixed asset mark. Please tell us how you concluded that the presentation of non-GAAP metrics that exclude these amounts (which are all recurring for several years and arise from purchase accounting) do not result in a tailored accounting principle. Furthermore, please tell us in further detail the reasons you believe the presentation of metrics excluding these amounts are meaningful and useful to investors. Please refer to Question 100.04 in the Compliance & Disclosure Interpretations on non-GAAP Financial Measures available on our website at the following link: https://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

The majority of these marks relate to the acquisition of United Financial Bancorp, Inc. ("Legacy United") in 2014 and it is not anticipated that the Company will regularly enter into business combinations in the normal course of business. The Company believes that the deposit, loan, fixed asset and borrowing marks excluded from non-GAAP net income are unusual in nature and are not recurring and have proven to be volatile on an interim basis. The volatility principally stems from the loan marks and improved performance specifically around ASC 310-30 loans resulting in additional income due to increases in expected cashflows. The mark activity originally resulted in additional income in 2014 and 2015 (see question 6 below for additional discussion of the loan mark activity). As a result, the Company developed non-GAAP financial measures that excluded the income and expense of the purchase accounting marks to better understand fundamental profitability of our organic earning asset growth. Management's view is that the GAAP net income presentation does not represent earnings that could be consistently recreated (in accordance with the guidance in the SEC non-GAAP Financial Measures Question and Answers). Furthermore, Management has received feedback from analysts and investors that the exclusion of the mark activity to reflect non-GAAP net income normalizes the Company's performance. We do not believe that this non-GAAP presentation, related to the significant "merger of equals" United experienced in 2014, amounts to a tailored accounting principle. Rather, it presents valuable, supplemental information to investors to better understand the impact of that transaction on United going forward.

Provision for Loan Losses, page 47
3.
We note your disclosure that the increase in the allowance for loan losses at December 31, 2015, which totaled $33.9 million and 0.73% of total loans and 89.6% of non-performing loans compared to $24.8 million and 0.64% of total loans and 76.7% of non-performing loans at December 31, 2014, is a result of the movement of loans from the acquired portfolio to the covered portfolio. We also note from the discussion of your allowance for loan losses critical accounting estimates on page 36 that you segregate portfolios between loans which are accounted for under the amortized cost method, referred to as "covered" loans, and loans acquired, referred to as "acquired" loans, which are originally recorded at fair value and for which an allowance for loan loss is only established to the extent that there is deterioration in a loan exceeding the remaining credit loss established upon acquisition. In order for us to better understand your policy, including why the movement of loans from the acquired portfolio to the covered portfolio resulted in an increase to your allowance for loan losses, please address the following:

•	Explain what caused acquired loans to move to your covered loan portfolio. As part of your response, describe all the events that would cause acquired loans to move to your covered loan portfolio.

•
Clarify your income recognition policy for loans that are moved from the acquired pool to the covered portfolio at times of a credit event. For example, is the remaining discount accreted, or does interest income stopped being recognized?

•	Tell us how many separate acquired pools you have as of December 31, 2015 and September 30, 2016, and describe the factors considered in determining the separate pools.

•	Tell us if separate pools are retained when acquired loans are moved to the covered portfolio and basis thereof.

•
Consider providing an example that illustrates how the loans transfer from the acquired pool to the covered portfolio and are integrated into your covered portfolio allowance for loan loss methodology.

Response:

a.	Explain what caused acquired loans to move to your covered loan portfolio. As part of your response, describe all the events that would cause acquired loans to move to your covered loan portfolio.

Acquired loans are purchased loans that show no evidence of subsequent deterioration (i.e. no change in credit risk subsequent to initial acquisition has been determined) and are therefore not part of the covered portfolio.  Loans move from the acquired loan pool to the covered loan pool when there is a refinance resulting in a new loan or credit deterioration since acquisition resulting in the need for a reserve in excess of the current credit mark. Credit deterioration would generally be evidenced by delinquency, charge-offs, and a risk rating downgrade from internal credit reviews.

b.
Clarify your income recognition policy for loans that are moved from the acquired pool to the covered portfolio at times of a credit event. For example, is the remaining discount accreted, or does interest income stopped being recognized?

There is no difference in income recognition for acquired loans and covered loans. Excluding accruing troubled debt restructurings, should an acquired performing loan become nonperforming, purchase accounting mark accretion is ceased and no interest income is recognized as of that point.

c.	Tell us how many separate acquired pools you have as of December 31, 2015 and September 30, 2016, and describe the factors considered in determining the separate pools.

The Bank had the following separate acquired loan pools as of December 31, 2015:

Marine loans – These loans were purchased in a loan portfolio acquisition and the underlying collateral and credit considerations including geography are unique as compared to other acquired consumer loans.
HELOC loans – This segment/portfolio consists of home equity lines of credit which are mainly located outside of the primary footprint thus requiring separate segmentation due to qualitative considerations.
Title 1 loans – These loans are 90% government guaranteed loans which carry different risk characteristics coupled with geographic location outside of the Bank's market area.
Other acquired loans – no evidence of subsequent deterioration – These loans were acquired in our acquisition of Legacy United in 2014 and are performing loans considered in separate pools.  The loans are evaluated to determine if, at the pool level, deterioration subsequent to acquisition has occurred.  These loans were approved pursuant to the underwriting standards of the acquiree and experienced different loss history than loans originated by the Company (the acquiring and currently existing Bank entity). Furthermore, the portfolio's geographical concentration was different from the Company's existing market area. The loan pool segments for these acquired loans are as follows and were determined based upon the differing risk characteristics of each loan type:
CRE
Commercial and Industrial Loans
Construction
Residential 1st Mortgages
Residential 2nd Mortgages
Auto
Consumer
Collateral

As of September 30, 2016, the marine loans and the Legacy United retail loans have moved to the covered acquired portfolio.

d.	Tell us if separate pools are retained when acquired loans are moved to the covered portfolio and basis thereof.

Please see previous discussion within this comment.  Separate pools are retained when loans move from acquired loans to covered loans and continue to be based upon risk characteristics including, but not limited to, geography, loan type, and loan terms.

e.
Consider providing an example that illustrates how the loans transfer from the acquired pool to the covered portfolio and are integrated into your covered portfolio allowance for loan loss methodology.

As of December 31, 2015, Legacy United retail loans were not considered part of the covered portfolio as the loans were performing as anticipated. As of the period ended September 30, 2016, these loans were moved to the covered portfolio due to identified credit deterioration and the need for a reserve pursuant to ASC 450-20.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 69

4.
We note that you have prepared your income simulation assuming a 300 bps increase in rates in both your December 31, 2015 and September 30, 2016 income simulations. We note the guidance in Instruction 3(a) under paragraph 305(a)(1)(ii) to Item 305 of Regulation S-K states that registrants should select hypothetical changes in market rates that are expected to reflect reasonably possible near-term changes in the rates. Please either enhance your discussion to discuss your expectations regarding a near-term 300 basis point increase in rates, or consider revising your analysis to include other rate simulations that may be more reflective of your expectations regarding reasonably possible near-term changes in rates. Please also present prior period comparative information and address material period-over-period changes. Refer to Item 305(a)(3) of Regulation S-K.

Response:

Management's utilization of the 300 basis simulation has been the result of the Bank's asset/liability management model having been developed in accordance with the Joint Agency Policy Statement on Interest Rate Risk, which requires an immediate wide change in market interest rates; the results are reviewed annually during the Federal Deposit Insurance Corporation's Safety and Soundness exam and presented on a quarterly basis to the Company's Asset Liability Committee and Board of Directors. As a measure of potential market risk arising from a parallel shock of magnitude to the Company's net interest income, we will continue to include the 300 basis point simulation.  Beginning with the filing of our Form 10-K for fiscal year ending December 31, 2016, we will enhance the quantitative disclosure by including a 150 basis point ramp simulation, which will be outlined for Year 1 of the net interest income simulation.  The ramp simulation will assume that interest rates increase by 25 basis points every other month and will be included as a supplement to the 300 basis point parallel simulation. Management will re-evaluate our expectations regarding reasonably possible near-term changes in interest rates that may impact our market risk simulations for the quantitative disclosure. Furthermore, prior period comparative information will be included in the quantitative disclosure and Management will address material period-over-period changes in the qualitative disclosure as deemed appropriate. For comparison purposes, the results of the aforementioned simulations as of December 31, 2015 are presented below:

12/31/2015 Percentage Increase (Decrease) in Estimated Net Interest Income Over 12 Months
300 basis point shock increase in rates	3.10%
150 basis point ramp in rates	5.61%

In applying the interest rate simulations of a 300 basis point parallel shock, as well as a 150 basis point ramp scenario, the readers of the Company's financial statements have the ability to understand the potential increase/(decrease) to the net interest income position over the subsequent 12-month period.  The 300 basis point shock indicates the potential outcome of an instantaneous parallel rate shock of magnitude, while the 150 basis point ramp provides insight to the market risk results of a slower and gradual rate increase over the 12-month period.  As outlined above, the results of both the 300 basis point parallel and 150 basis point ramp simulations indicated that the Company is asset sensitive in the rising rate scenarios. Although the 150 basis point ramp simulation was not included in previous filings, Management believes that users of our financial disclosures would not be inclined to make different decisions on their investment in the Company.

Item 8. Financial Statements and Supplementary Data, page 71

Note 1. Summary of Significant Accounting Policies, page 82

Allowance for Loan Losses, page 85

5.
We note from your policy disclosure that the allowance for loan losses for your general component is based on historical loss experience adjusted for qualitative factors stratified by loan segment. You also state that loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Please revise your disclosure to clarify whether, in addition to your qualitative assessment of collectability, you have an established threshold in terms of days past due beyond which you partially or fully charge-off loans by loan portfolio segment. Please refer to the guidance in ASC 310-10-50-11B (b).

Response:

Beginning with our December 31, 2016 Form 10-K we will be revising the allowance for loan loss policy disclosure prospectively to include our charge-off policy as follows:
Allocated component:
The allocated component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial, commercial real estate and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the collateral if the loan is collateral dependent. An allowance is established when the discounted cash flows (or collateral value) of the impaired loan is lower than the carrying value of that loan. Updated property evaluations are obtained at the time of impairment and serve as the basis for the loss allocation if foreclosure is probable or the loan is collateral dependent.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans which are placed on non-accrual status, or deemed troubled debt restructures, are considered impaired by the Bank and subject to impairment testing for possible partial or full charge-off when loss can be reasonably determined. Generally, when all contractual payments on a loan are not expected to be collected, or the loan has failed to make contractual payments for a period of 90 days or more, a loan is placed on non-accrual status. In accordance with the Bank's loan policy, losses on open and closed end consumer loans are recognized within a period of 120 days past due. For commercial loans, there is no threshold in terms of days past due for losses to be recognized as a result of the complexity in reasonably determining losses within a set time frame. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

Non-GAAP Financial Measures, page 51

6.
We note the non-GAAP adjustment for the (accretion)/amortization of the loan mark was an increase to your non-GAAP operating net income metric for both 2014 and 2015, but it became a decrease to operating net income for the nine months ended September 30, 2016. In order for us to better understand how you are accreting the loan mark for GAAP purposes, please explain the factors driving this outcome. To the extent that certain portfolios are driving the change, or the accretion/amortization periods are different for certain portfolios, please explain this fact. Additionally, please tell us how long you expect to continue to have a non-GAAP adjustment for your loan mark, and whether it is expected to be a positive or negative add-back for your operating net income non-GAAP metric.

Response:

Loan marks were originally established in the second quarter of 2014 in connection with the acquisition of Legacy United. Commercial loans were acquired with a net credit discount while the retail loans (residential and consumer) were recorded at a premium. The estimated average life of the acquired retail loans (which have net premiums) is longer than the acquired commercial loans (which have net discounts) and, as anticipated, commercial loan mark accretion is being recognized over a shorter average loan life than retail loan mark amortization. Starting in December 2015, the Bank acquired additional loan portfolios, primarily at a premium, and began amortizing that premium over the expected lives resulting in additional loan mark expense in 2016. The run off of the commercial portfolio at a faster rate than the retail portfolio resulted in net accretion in 2014 and 2015. This, coupled with the additional premium paid on subsequent loan portfolio purchases from December 2015 throughout 2016, has resulted in a shift from net accretion income to net amortization expense. Barring any additional loan purchases at a discount that could impact our forecasting, we expect to continue to see loan mark net amortization expense impacting net income prospectively. Specifically we expect a continued increase in net amortization expense through 2018 and then to diminish through 2021 as the Legacy United retail loans payoff leaving the premium from the smaller loan purchases from December 2015 and through 2016 to amortize over their remaining lives of approximately 60 months. It should be noted that the loan mark activity has diminished over the past three years and is currently immaterial to the financial statements.

Form 8-K Filed October 18, 2016

Exhibit 99.1

Selected Financial Highlights, page F-5

7.
We note your definition of the efficiency ratio in footnote (2) to the table. In future filings, please provide the related calculation of this metric, and provide an explanation as to how management uses this non-GAAP measure. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

Beginning with our Form 8-K exhibit 99.1 earnings release for the quarter and fiscal year ending December 31, 2016 expected to be filed on January 24, 2017, we will provide the requested information. In future filings we will direct readers from the selected financial ratios table, where our efficiency ratio will be presented, to our non-GAAP reconciliation and provide the related calculation thereafter. Please see Attachment 2 to this letter for how the Company will show its calculation of the efficiency ratio in future filings, and see our response to question 1 on how management will explain how it uses this non-GAAP measure.

8.
We note your definition of pre-provision net revenue and operating pre-provision net revenue to average assets in footnote (4) and (5) to the table. In future filings, please provide the related calculation of these metrics, and provide an explanation as to how management uses these non-GAAP measures. Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

We will provide the calculation and information requested beginning with our Form 8-K exhibit 99.1 earnings release for the quarter and fiscal year ending December 31, 2016, which is expected to be filed on January 24, 2017. In future filings, we will direct readers from the selected financial ratios table where pre-provision net revenue to average assets ratio ("PPNR") will be presented, to our non-GAAP reconciliation and provide the related calculation thereafter. Please see Attachment 2 to this letter for how the Company will present its calculation of this metric. PPNR is a measure that the Company uses to understand fundamental operating performance before credit related expenses and tax expense. It is often expressed as a ratio relative to average assets which demonstrates "core" performance and can be viewed as an alternative measure of how efficiently the Company services its asset base.

9.
We note your definition of return on average tangible common equity (annualized). In future filings, please provide the related calculation of this metric, and provide an explanation as to how management uses the non-GAAP measure Refer to Item 10(e)(1)(i) of Regulation S-K.

Response:

We will provide the calculation and information requested beginning with our Form 8-K exhibit 99.1 earnings release for the quarter and fiscal year ending December 31, 2016, which is expected to be filed on January 24, 2017. In future filings, we will direct readers from the selected financial ratios table, where our return on average tangible common equity (annualized) will be presented, to our non-GAAP reconciliation and provide the related calculation thereafter. Please see attachment 2 to this letter for how the Company will present its calculation of return on average tangible common equity (annualized). Return on average tangible common equity is used by management and readers of our financial statements to understand how efficiently the Company is deploying its common equity. Companies that are able to demonstrate more efficient use of common equity, are more likely to be viewed favorably by the current and prospective investors.

Reconciliation of Non-GAAP Measures, page F-10

10.
We note that you present net income, total net interest income, total non-interest income and total non-interest expense which appear to be GAAP measures and total adjusted operating net income, total operating net interest income, total adjusted operating non-interest income, total operating revenue and total adjusted operating non-interest expense which appear to be non-GAAP measures. Given the similar sounding names to GAAP metrics, please revise to clearly label both GAAP and resulting non-GAAP measures in your reconciliation. Consider also using the same non-GAAP title for comparable measures across related presentations. In this regard, we note that on page F-10 of Exhibit 99.1, you present total adjusted operating net income (which is $14,124 for the third quarter of 2016), but on pages 6 and 17 of Exhibit 99.2, you simply refer to this same metric as operating net income.

Response:

Beginning with our Form 8-K exhibits 99.1 earnings release and 99.2 investor presentation for the quarter and fiscal year ending December 31, 2016, which is expected to be filed on January 24, 2017, the Company will more clearly label all presentations of GAAP versus non-GAAP.

Exhibit 99.2

Third Quarter Walk, page 6

11.
We note that you present operating net income which appears to be a non-GAAP measure. Please revise to clearly label as such. Similarly, on page 7 you present operating net interest margin, which also appears to be a non-GAAP metric. Please revise these metrics, and any other non-GAAP metrics throughout this document, to clearly label them as non-GAAP.

Response:

Beginning with our Form 8-K exhibit 99.2 investor presentation for the quarter and fiscal year ending December 31, 2016, which is expected to be filed on January 24, 2017, the Company will more clearly label all presentations of GAAP measures versus non-GAAP measures.

Non-GAAP Reconciliation, page 17

12.
We note that you present net income, total net interest income, total non-interest income and total non-interest expense which appear to be GAAP measures and total operating net income, total operating net interest income, total operating non-interest income, total operating revenue and total operating expense which appear to be non-GAAP measures. Given the similar sounding names to GAAP metrics, please revise to clearly label both GAAP and resulting non-GAAP measures in your reconciliation.

Response:
Beginning with our Form 8-K exhibit 99.2 investor presentation for the quarter and fiscal year ending December 31, 2016, which is expected to be filed on January 24, 2017, the Company will more clearly label all presentations of GAAP measures versus non-GAAP measures.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact me at (860) 291-3722. We thank you in advance for your attention to the above.
Sincerely,

/s/ Eric R. Newell
Eric R. Newell Executive Vice President, Chief Financial Officer and Treasurer
cc: William H.W. Crawford, IV

Attachment 1

Non-GAAP Financial Measures

     In addition to evaluating the Company's results of operations in accordance with GAAP, management periodically supplements this evaluation with an analysis of certain non-GAAP financial measures. These non-GAAP measures are intended to provide the reader with additional perspectives on operating results, financial condition, and performance trends, while facilitating comparisons with the performance of other financial institutions. Non-GAAP financial measures are not a substitute for GAAP measures, rather, they should be read and used in conjunction with the Company's GAAP financial information.

     The efficiency ratio is used as a common measure by banks as a comparable metric to understand the Company's expense structure relative to its total revenue; in other words, for every dollar of total revenue we recognize, how much of that dollar is expended. In order to improve the comparability of the ratio to our peers, we remove non-core items. To improve transparency, and acknowledging that banks are not consistent in their definition of the efficiency ratio, we include our calculation of this non-GAAP measure.

     The Company believes that disclosing these non-GAAP metrics is both useful internally and is expected by our investors and analysts in order to understand the overall performance of the Company. Other companies may calculate and define their supplemental data differently. The following is a reconciliation of GAAP financial measures to non-GAAP measures, as well as the calculation of the efficiency ratio:

For the Year Ended
December 31, 2015

Net Income (GAAP)	$ 49,640
Non-GAAP adjustments:
Net interest income	(12,653)
Non-interest income	(1,158)
Non-interest expense	4,770
Related income tax (benefit) expense	3,609
Net adjustment	(5,432)
Total net income (non-GAAP)	$ 44,208

Net interest income (GAAP)	$ 164,582
Non-GAAP Adjustments:
Impact from purchase accounting fair value marks:
Accretion of loan mark	(7,570)
Accretion of deposit mark	(3,209)
Accretion of borrowings mark	(1,874)
Net adjustment	(12,653)
Total net interest income (non-GAAP)	$ 151,929

Non-interest income (GAAP)	$ 32,487
Non-GAAP adjustments:
Net gain on sales of securities	(939)
BOLI claim benefit	(219)
Net adjustment	(1,158)
Total non-interest income (non-GAAP)	31,329
Total net interest income (non-GAAP)	151,929
Total revenue (non-GAAP)	$ 183,258

Non-interest expense (GAAP)	$ 128,195
Non-GAAP adjustments:
Merger related expense	(1,575)
Core deposit intangible amortization expense	(1,796)
Loan portfolio acquisition fees	(1,572)
Effect of branch lease termination agreement	195
Amortization of fixed assets mark	(22)
Net adjustment	(4,770)
Total non-interest expense (non-GAAP)	$ 123,425

EFFICIENCY RATIO:
Non-Interest Expense (GAAP)	$ 128,195
Non-GAAP adjustments:
Other real estate owned expense	(237)
Intangible assets amortization	(1,796)
Merger related expense	(1,575)
Loan portfolio acquisition fees	(1,572)
Effect of branch lease termination agreement	195
Non-Interest Expense for Efficiency Ratio (non-GAAP)	$ 123,210

Net Interest Income (GAAP)	$ 164,582
Non-GAAP adjustments:
Tax equivalent adjustment for tax-exempt loans and investment securities	5,917

Non-Interest Income (GAAP)	32,487
Non-GAAP adjustments:
Net gain on sales of securities	(939)
Net loss on limited partnership investments	3,136
BOLI claim benefit	(219)
Total Revenue for Efficiency Ratio (non-GAAP)	$ 204,964

Efficiency Ratio (Non-Interest Expense for Efficiency Ratio (non-GAAP)/Total Revenue for Efficiency Ratio (non-GAAP))	60.11%

Attachment 2
United Financial Bancorp, Inc. and Subsidiaries Reconciliation of Non-GAAP Financial Measures (Dollars In Thousands) (Unaudited)

     In addition to evaluating the Company's results of operations in accordance with GAAP, management periodically supplements this evaluation with an analysis of certain non-GAAP financial measures. These non-GAAP measures are intended to provide the reader with additional perspectives on operating results, financial condition, and performance trends, while facilitating comparisons with the performance of other financial institutions. Non-GAAP financial measures are not a substitute for GAAP measures, rather, they should be read and used in conjunction with the Company's GAAP financial information.

     The efficiency ratio is used as a common measure by banks as a comparable metric to understand the Company's expense structure relative to its total revenue; in other words, for every dollar of total revenue we recognize, how much of that dollar is expended. In order to improve the comparability of the ratio to our peers, we remove non-core items. To improve transparency, and acknowledging that banks are not consistent in their definition of the efficiency ratio, we include our calculation of this non-GAAP measure.

     Pre-provision net revenue is a measure that the Company uses to understand fundamental operating performance before credit related expenses and tax expense. It is often expressed as a ratio relative to average assets which demonstrates the "core" performance and can be viewed as an alternative measure of how efficiently the Company services its asset base.

     Return on average tangible common equity is used by management and readers of our financial statements to understand how efficiently the Company is deploying its common equity. Companies that are able to demonstrate more efficient use of common equity are more likely to be viewed favorably by the current and prospective investors.

     The Company believes that disclosing these non-GAAP metrics is both useful internally and is expected by our investors and analysts in order to understand the overall performance of the Company. Other companies may calculate and define their supplemental data differently. A reconciliation of GAAP financial measures to non-GAAP measures and other performance ratios, as adjusted, are included below and on pages F-10 through F-12 in the following press release tables.

For the Three Months Ended
September 30, 2016

Net Income (GAAP)	$ 14,159
Non-GAAP adjustments:
Net interest income	(383)
Non-interest income	(118)
Non-interest expense	447
Related income tax (benefit) expense	19
Net adjustment	(35)
Total net income (non-GAAP)	$ 14,124

Net interest income (GAAP)	$ 43,029
Non-GAAP Adjustments:
Impact from purchase accounting fair value marks:
Accretion of loan mark	403
Accretion of deposit mark	(359)
Accretion of borrowings mark	(427)
Net adjustment	(383)
Total net interest income (non-GAAP)	$ 42,646

Non-interest income (GAAP)	$ 7,889
Non-GAAP adjustments:
Net gain on sales of securities	(48)
BOLI claim benefit	(70)
Net adjustment	(118)
Total non-interest income (non-GAAP)	7,771
Total net interest income (non-GAAP)	42,646
Total revenue (non-GAAP)	$ 50,417

Non-interest expense (GAAP)	$ 32,236
Non-GAAP adjustments:
Core deposit intangible amortization expense	(385)
Effect of position eliminations	(55)
Amortization of fixed assets mark	(7)
Net adjustment	(447)
Total non-interest expense (non-GAAP)	$ 31,789

Total loans	$ 4,720,700
Non-covered loans (1)	(721,763)
Total covered loans	$ 3,998,937
Allowance for loan losses	$ 41,080
Allowance for loan losses to total loans	0.87%
Allowance for loan losses to total covered loans	1.03%

EFFICIENCY RATIO:
Non-Interest Expense (GAAP)	$ 32,236
Non-GAAP adjustments:
Other real estate owned expense	(40)
Intangible assets amortization	(385)
Effect of position eliminations	(55)
Non-Interest Expense for Efficiency Ratio (non-GAAP)	$ 31,756

Net Interest Income (GAAP)	$ 43,029
Non-GAAP adjustments:
Tax equivalent adjustment for tax-exempt loans and investment securities	1,721

Non-Interest Income (GAAP)	7,889
Non-GAAP adjustments:
Net gain on sales of securities	(48)
Net loss on limited partnership investments	850
BOLI claim benefit	(70)
Total Revenue for Efficiency Ratio (non-GAAP)	$ 53,371

Efficiency Ratio (Non-Interest Expense for Efficiency Ratio (non-GAAP)/Total Revenue for Efficiency Ratio (non-GAAP))	59.50%

PRE-PROVISION NET REVENUE ("PPNR") TO AVERAGE ASSETS (Annualized)
Net Interest income (GAAP)	$ 43,029
Non-GAAP adjustments:
Tax equivalent adjustment for tax-exempt loans and investment securities	1,721
Total net interest income before provision (non-GAAP) (A)	$ 44,750

Non Interest Income (GAAP)	$ 7,889
Non-GAAP adjustments:
Net gain on sales of securities	(48)
Net loss on limited partnership investments	850
BOLI claim benefit	(70)
Non-Interest Income for PPNR (non-GAAP) (B)	$ 8,621

Non-Interest Expense (GAAP)	$ 32,236
Non-GAAP adjustments:
Effect of position eliminations	(55)
Non-Interest Expense for PPNR (non-GAAP) (C)	$ 32,181

Total PPNR (non-GAAP) (A + B - C) :	$ 21,190
Average Assets	6,437,096
PPNR to Average Assets (Annualized)	1.32%

RETURN ON AVERAGE TANGIBLE COMMON EQUITY (Annualized):
Net Income (GAAP)	$ 14,159
Non-GAAP adjustments:
Intangible Assets amortization, tax effected at 35%	250
Net Income excluding intangible assets amortization, tax effected at 35%	$ 14,409
Average shareholders' equity (non-GAAP)	$ 643,266
Average goodwill & other intangible assets (non-GAAP)	121,767
Average tangible common shareholders' equity (non-GAAP)	$ 521,499
Return on Average Tangible Common Equity (non-GAAP) (Annualized)	11.05%